Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         AG Mortgage Investment Trust, Inc.
                                  Common Stock
                             CUSIP Number 001228105

Date of Event Which Requires Filing of this Statement:      December 31, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [   ]    Rule 13d-1(d)

CUSIP No. 001228105

         1)     Name of reporting person:
                Legg Mason Investment Counsel, LLC

                Tax Identification No.:
                26-0103189

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:         659,970
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:    984,006
         8)     Shared dispositive power:   - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  986,506

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  9.81%

         12)    Type of reporting person:
                        IA

CUSIP No. 001228105

         1)     Name of reporting person:
                  Legg Mason Investment Counsel659970= & Trust Co, NA Tax Identification No.:
                  52-2194681

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          70,266
         6)     Shared voting power:         - 0 -
         7)     Sole dispositive power:     70,266
         8)     Shared dispositive power:    - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  70,266
         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  0.70%

         12)    Type of reporting person:
                       BK
        _______________________________________________________________________
         Item 1a)     Name of issuer:
                           AG Mortgage Investment Trust, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           245 Park Avenue
                  	   Floor 26
                           New York, NY 10167

         Item 2a)    Name of person filing:
                           Legg Mason Investment Counsel, LLC
                           Legg Mason Investment Counsel & Trust Co, NA

         Item 2b)    Address of  principal business office:
                           100 International Drive
                           Baltimore, MD 21202

         Item 2c)    Citizenship:
                           Legg Mason Investment Counsel, LLC
                           Maryland Limited Liability Company
                           Legg Mason Investment Counsel & Trust Co, NA
                           Maryland Banking Association

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number: 001228105

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)[ ]Broker or dealer under Section 15 of the Act.
         (b)[ ]Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ]Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ]Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ ]Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[X]Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:  1,056,772

         (b)     Percent of Class:  10.51%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    730,236
                  (ii)  shared power to vote or to direct the vote:
                                      - 0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                    1,054,272
                  (iv)  shared power to dispose or to direct the disposition of:
                                      - 0 -

         Item 5)    Ownership of Five Percent or less of a class:
                          n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                           n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           n/a

         Item 8)    Identification and classification of members of the group:
                           Legg Mason Investment Counsel, LLC
                           Legg Mason Investment Counsel & Trust Co, NA

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - January 10, 2012

      Legg Mason Investment Counsel, LLC


         By _________________________________________________
            /s/  Harry O'Mealia, President